UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Augmedix, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
05105P 107
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by certain private investment vehicles and separately managed accounts (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P., RAF, L.P., RedCo I, L.P., and RedCo II Master Fund, L.P. (“RedCo II”). Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 37,524,391 shares of Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023 (the “Form 10-K”), plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below, plus (c) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to a securities purchase agreement between the Issuer and certain stockholders, including RedCo II, dated as of April 19, 2023 (the “Purchase Agreement”).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds, including Redmile Private Investments II, L.P., RAF, L.P., RedCo I, L.P., and RedCo II. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 37,524,391 shares of Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Form 10-K plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below, plus (c) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to the Purchase Agreement.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 37,524.391 shares of Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Form 10-K, (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to the Purchase Agreement.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RAF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,332,133 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,332,133 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,332,133 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 37,524,391 shares of Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Form 10-K, (b) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to the Purchase Agreement.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,000,000 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 5,000,000 shares of Common Stock.

(2) Percent of class calculated based on: (a) 37,524,391 shares of Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Form 10-K, plus (b) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to the Purchase Agreement.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
4,375,195
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
4,375,195
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,375,195
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 1,250,000 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 37,432,204 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer’s Form 10-Q, (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock that were issued in a private placement pursuant to the Purchase Agreement.

This amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, and amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P. relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile, a Delaware limited liability company; Jeremy C. Green, a citizen of the United Kingdom; Redmile Private Investments II, L.P., a Delaware limited partnership; RAF, L.P., a Cayman Islands exempted limited partnership; RedCo I, L.P., a Delaware limited partnership; and RedCo II Master Fund, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group.

See Exhibit 99.7 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Private Investments II, L.P., RAF, L.P., RedCo I, L.P., and RedCo II Master Fund, L.P. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is c/o Redmile (NY Office), 45 W. 27th Street, Floor 11, New York, NY 10001. Mr. Green is a citizen of the United Kingdom.

Redmile Private Investments II, L.P.

Redmile Private Investments II, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Private Investments II, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Private Investments II, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RAF, L.P.

RAF, L.P. is a Cayman Island exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RAF, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RAF, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo I, L.P.

RedCo I, L.P. (RedCo I”) is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo I is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo I. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo II Master Fund, L.P.

RedCo II Master Fund, L.P. (“RedCo II”) is a Cayman Island exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo II is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo II. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

The Issuer entered into a securities purchase agreement, dated as of April 19, 2023, by and among the Issuer and certain investors in the Issuer’s Common Stock, including RedCo II (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer in a private placement on April 19, 2023 (the “Private Placement”) issued and sold to RedCo II 1,250,000 shares of Common Stock (the “PIPE Shares’) at a price per share equal to $1.60, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 3,125,195 shares of Common Stock (the “Pre-Funded Warrant Shares”) at a price per share equal to $1.60, less $0.0001, for an aggregate purchase price of $6,999,999.49. The source of funds for the aggregate purchase price was working capital of RedCo II.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 687,397 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iv) 32,914 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (v) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (vi) 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., (vii) 5,000,000 shares of Common Stock held by RedCo I; and (viii) 1,250,000 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by RedCo II. Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D with respect to Redmile and Mr. Green, the percent of class was calculated based on: (a) 37,524,391 shares of common stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023, (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants, plus (c) 3,125,000 shares of Common Stock issued in a private placement pursuant to the Purchase Agreement.

For purposes of this Schedule 13D with respect to Redmile Private Investments II, L.P., the percent of class was calculated based on: (a) 37,524,391 shares of common stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock issued in a private placement pursuant to the Purchase Agreement.

For purposes of this Schedule 13D with respect to RAF, L.P., the percent of class was calculated based on: (a) 37,524,391 shares of common stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023, plus (b) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock issued in a private placement pursuant to the Purchase Agreement.

For purposes of this Schedule 13D with respect to RedCo I, the percent of class was calculated based on: (a) 37,524,391 shares of common stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023, plus (b) 3,125,000 shares of Common Stock issued in a private placement pursuant to the Purchase Agreement.

For purposes of this Schedule 13D with respect to RedCo II, the percent of class was calculated based on: (a) 37,524,391 shares of common stock outstanding as of March 20, 2023, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 17, 2023, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable, plus (c) 3,125,000 shares of Common Stock issued in a private placement pursuant to the Purchase Agreement.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RAF, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,332,133

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,332,133

RedCo I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,000,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,000,000

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 4,375,195

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 4,375,195

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The section in Item 6 of the Prior Schedule 13D entitled “Resignation of Gerard van Hamel Platerink from the Board of Directors” is hereby amended and restated in its entirety as follows:

Appointment of Robert Faulkner to the Board of Directors

Effective as of April 14, 2023, the Issuer’s Board of Directors (the “Board”) appointed Robert Faulkner, a managing director of Redmile, to serve as a member of the Board. Mr. Faulkner was appointed a Class III director to serve until the Issuer’s annual meeting of stockholders to be held in 2023 (unless he is re-elected for a new three-year term) or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Faulkner’s appointment to the Board of Directors, Mr. Faulkner and the Issuer entered into an indemnity agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

As a non-employee director of the Board, Mr. Faulkner will be entitled to cash compensation in the amount of $40,000 per year and equity compensation consisting of annual restricted stock unit awards under the Issuer’s 2020 Equity Incentive Plan (the “Equity Awards”) with a fair market value of $100,000 as of each grant date. The Equity Awards will be granted on the date of each annual stockholder meeting of the Issuer and be subject to vesting on the one-year anniversary of the applicable grant date, subject to Mr. Faulkner continuous service on the Board.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Faulkner in connection with his service on the Board will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Faulkner will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Faulkner disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Faulkner is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Faulkner receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile. Redmile expects to continue working with the Issuer and the Board of Directors as it has done in the past.

Securities Purchase Agreement

The Purchase Agreement was entered into as of April 19, 2023 by and among the Issuer and certain investors in the Issuer’s Common Stock, including RedCo II (the “Purchasers”). Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold the PIPE Shares and the Pre-Funded Warrants to RedCo II. In addition, the Issuer also issued to RedCo II certain breakeven warrants (the “Breakeven Warrants”) to purchase up to an aggregate of 1,093,799 shares of Common Stock following the occurrence of certain events (the “Breakeven Warrants Shares”). The Pre-Funded Warrants and Breakeven Warrants (collectively, the “New Warrants”) and the Pre-Funded Warrant Shares and the Breakeven Warrant Shares (collectively, the “Warrant Shares”) are described in more detail below.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Pre-Funded Warrants to Purchase Common Stock

The Pre-Funded Warrants acquired by RedCo II in the Private Placement entitles such Redmile Fund to purchase up to an aggregate of 3,125,195 Pre-Funded Warrant Shares at an exercise price of $0.0001 per Pre-Funded Warrant Share. The Pre-Funded Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Breakeven Warrants to Purchase Common Stock

The Breakeven Warrants acquired by RedCo II in the Private Placement entitles such Redmile Fund to purchase up to an aggregate of 1,093,799 Breakeven Warrant Shares that will become exercisable on the earliest of (a) the date on which the Issuer closes an equity or debt financing prior to December 31, 2025, (b) December 31, 2025 if the Issuer cannot certify that it has achieved cash flow break even from operations, excluding interest payments, for two out of three consecutive quarters prior to such date, (c) immediately prior to a change of control that occurs prior to December 31, 2025, and (d) the date on which a specified regulatory event occurs; provided, however, that the Breakeven Warrants (i) may not be exercised prior to the six-month anniversary of the issuance date of such warrants and (ii) shall terminate as of December 31, 2025 if none of the foregoing events have occurred on or prior to such date. The exercise price of the Breakeven Warrants will be $1.75 per share. The issuance of the Breakeven Warrant Shares may also be subject to stockholder approval in accordance with applicable Nasdaq rules.

The foregoing summary of the Breakeven Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Breakeven Warrant, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Equity Line of Credit

In connection with the Private Placement, the Issuer and Redmile agreed to negotiate in good faith the terms of an equity line of credit for the Issuer of up to $5,000,000 as soon as reasonably practicable after the date of the Purchase Agreement. The equity line of credit will be subject to stockholder approval in accordance with applicable Nasdaq rules.

Registration Rights Agreement

In connection with the Private Placement, the Issuer will grant registration rights to the investors, including RedCo II, under a Registration Rights Agreement dated as of April 19, 2023 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will (i) prepare and file with the SEC, within 30 days of the closing under the Purchase Agreement, a registration statement to register for resale the Warrant Shares issued or issuable upon exercise of the New Warrants that are sold in the Private Placement, and (ii) use its commercially reasonable efforts to cause the registration statement to be declared effective within 90 days of the closing under the Purchase Agreement and keep such registration statement continuously effective for three years thereafter, subject to certain limitations.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.7 to Exhibit 99.11, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.7	Joint Filing Agreement, dated as of April 21, 2023, by and among Redmile, Jeremy C. Green, Redmile Private Fund Investments II, L.P., RAF, LP, RedCo I, L.P. and RedCo II Master Fund, L.P.

Exhibit 99.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2023)

Exhibit 99.9	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2023)

Exhibit 99.10	Form of Breakeven Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 20, 2023)

Exhibit 99.11	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 20, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 21, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: April 21, 2023	redmile private investments ii, l.p.

by: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 21, 2023	RAF, L.P.

By: RAF GP, LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: April 21, 2023	RedCo I, L.P.

By: Redco I (GP), LLC, its general partner

by: redmile group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 21, 2023	RedCo II MAster fund, L.P.

By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member